SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-20646

Caraustar Industries, Inc.

Employees’ Savings Plan

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caraustar Industries, Inc.

Employees’ Savings Plan

Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Independent Auditors’ Report

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Caraustar Industries, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 30, 2008

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

CASH	$1,175	$1,076

PARTICIPANT-DIRECTED INVESTMENTS – at fair value	137,581,032	137,345,364

RECEIVABLES:
Participants contributions	210,269	331,666
Employer contributions	2,339,235	2,602,523
Other receivables	9,302	—

Total receivables	2,558,806	2,934,189

Total assets	140,141,013	140,280,629

LIABILITIES
Transfers payable	4,808,244	—
Excess contributions payable	2,878	3,899

Total liabilities	4,811,122	3,899

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	135,329,891	140,276,730
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTACTS	10,443	8,711

NET ASSETS AVAILABLE FOR BENEFITS	$135,340,334	$140,285,441

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Contributions:
Participant contributions	$9,632,078
Employer contributions	7,042,109
Rollovers from qualified plans	341,070

Total contributions	17,015,257
Dividends and interest	9,275,540

Total additions	26,290,797

DEDUCTIONS:
Benefits paid to participants	21,465,671
Net transfers out of the Plan	4,808,244
Net depreciation in fair value of investments	4,811,342
Deemed distributions of loans to participants	26,869
Administrative expenses	123,778

Total deductions	31,235,904

NET DECREASE	(4,945,107)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	140,285,441

End of year	$135,340,334

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the “Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration — The Plan is administered by an Administrative Committee that is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee for the Plan.

Contributions — Participation in the Plan is voluntary. Each year, participants may contribute between 1% and 99% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Any employee not subject to a collective bargaining agreement who was hired on or after July 1, 2001 through March 31, 2006, and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the Company that he/she does not want to contribute or wants to contribute a different amount. Employees not subject to a collective bargaining agreement hired on or after April 1, 2006, and who are eligible to participate in the Plan and have not selected a particular withholding percentage will automatically have 3% of the eligible compensation withheld and contributed to the Plan instead of the previously required 2%. Participants subject to collective bargaining agreements receive benefits under the Plan based on their collective bargaining agreement.

The Company’s matching contribution is 100% of the participant’s total pretax deferral up to 3% of the participant’s annual compensation and an additional 50% of the participant’s total pretax deferral on the next 2% of the participant’s annual compensation for all employees not subject to a collective bargaining agreement and such match is immediately vested. Company match for employees subject to a collective bargaining agreement may be different due to the collectively bargained employees’ contract.

The Company is required to make employee retirement contributions to certain participant accounts, as defined, based on a percentage of a participant’s pensionable earnings and credited service, as defined, at the end of each year as shown below:

Years of Credited Service	Company Contribution
1–4	1.0% of pensionable earnings
5–9	2.0% of pensionable earnings
10–14	2.5% of pensionable earnings
15–19	3.0% of pensionable earnings
20–24	3.5% of pensionable earnings
25+	4.0% of pensionable earnings

Such retirement contributions were $2,224,342 for the year ended December 31, 2007.

Vesting — Participants are fully vested in their contributions and the earnings thereon. A participant’s Company matching contributions vest according to the following schedule:

Years of Service	Vested Interest
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

Participants become immediately vested in Company safe harbor matching contributions. Participants become fully vested in employer retirement contributions after three years of credited service.

Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts — Forfeited accounts are first used to reduce administrative expenses and then to reduce future Company contributions. Forfeitures were $147,871 and $123,074 for the years ended December 31, 2007 and December 31, 2006.

Benefit Payments — Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested balance in his or her account. The normal age of retirement is 65; however, a participant may receive benefit payments beginning at the age of 59-1/2 without penalty. The form of payment is a lump-sum distribution or an annuity to be paid in monthly, quarterly, or annual installments over a period not to exceed 10 years. Participants may also elect to receive a distribution in-kind for amounts invested in Caraustar Industries, Inc. common stock.

A participant’s pretax contributions and the vested portion of the Company’s matching contributions may be withdrawn before retirement or termination of employment only under certain hardship conditions, as defined by the IRC.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses), benefit payments, and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participants may direct their contributions and the Company’s contributions into various investment options, which include primarily Fidelity mutual funds, a Fidelity collective trust fund, and the Company’s common stock. The investment option of the Company’s common stock is no longer available effective January 1, 2008. Participants may change their investment elections at any time.

Loans to Participants — A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the Prime rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%. Interest rates on loans to participants ranged from 5.0% to 10.5% as of December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition — Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation — Mutual funds and Company stock are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. The collective trust fund is stated at fair value as determined by the issuer based upon the fair market value of underlying investments of the fund. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are stated at the remaining unpaid principal balance, which approximates fair value.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAF INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Effects of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 157 Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Plan will adopt SFAS No. 157 effective January 1, 2008 and does not anticipate that the adoption of this standard will have a material effect on the financial statements.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but were not yet paid at December 31, 2007 and 2006.

Administrative Expenses — The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds, loan processing fees, and in-service withdrawal fees.

Excess Contributions Payable— The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The fair market values of plan assets, that represent 5% or more of the Plan’s net assets, at December 31, 2007 and 2006, are as follows (N/A signifies that the investment did not exceed the 5% reporting threshold in one of the years disclosed):

	2007		2006
	Shares	Fair Value	Shares	Fair Value
Fidelity Dividend Growth Fund	—	$—	903,584	$28,625,534
Victory Diversified Cl A Stock Fund	1,415,288	25,149,667	—	—
Fidelity Diversified International Fund	507,159	20,235,626	511,761	18,909,567
Fidelity Balanced Fund	405,486	7,951,589	409,712	7,960,704
Fidelity Retirement Money Market Fund	8,170,578	8,170,578	7,904,612	7,904,612
Fidelity Freedom 2020 Fund	628,107	9,930,369	530,184	8,233,765
Fidelity Freedom 2030 Fund	460,488	7,607,265	N/A	N/A
Caraustar Industries, Inc. common stock	N/A	N/A	935,007	7,564,204

During the year ended December 31, 2007, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Registered investment companies	$61,206
Caraustar Industries, Inc. common stock	(4,872,548)

Net depreciation in fair value of investments	$(4,811,342)

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 2, 2005, that the Plan and the related trust are designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as exempt party-in-interest transactions under ERISA. Fees paid to an affiliate of the Trustee for recordkeeping services totaled $123,778 for the year ended December 31, 2007.

At December 31, 2007 and 2006, the Plan held 1,048,050 and 935,007 shares, respectively, of common stock of the Company with a fair value of $3,238,476 and $7,564,204, respectively, and cost basis of $10,139,284 and $10,841,888, respectively. During the year ended December 31, 2007, there were no dividends declared on such common stock.

6.	TRANSFER PAYABLE

Effective October 1, 2007 the Company completed the sale of its composite container and plastics businesses to the Sonoco Products Company. Effective October 1, 2007, the Plan was amended to allow for the transfer of the assets of the Plan, held in the accounts of participants who were involuntarily terminated by the Company on October 1, 2007 and immediately became employees of Sonoco Products Company, to the Sonoco Savings Plan. The transfer of those assets occurred on January 14, 2008. The amount shown as Transfers payable in the accompanying statements of net assets available for benefits in the amount of $4,808,244, was measured by summing the value of the participants’ accounts as of the Plan’s year-end. The final distribution included actual investment results through the date of the distribution.

7.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available per the financial statement to the 5500 as of December 31, 2007, and 2006, respectively.

	2007	2006
Net assets per the financial statements	$135,340,334	$140,285,441
Contributions not included on Form 5500	—	(273,944)
Excess contributions not included on Form 5500	2,878	3,899
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(10,443)	(8,711)

Net assets available for benefits per the Form 5500	$135,332,769	$140,006,685

The following is a reconciliation of Net Increase per the financial statements to the Net Change per the 5500 for the year ended December 31, 2007.

2007
Net decrease per the financial statements	$(4,945,107)
2006 Contributions not included on Form 5500	273,944
2007 Excess contributions not included on Form 5500	2,878
2006 Excess contributions not included on Form 5500	(3,899)
2007 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(10,443)
2006 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,711

Net change in assets available for benefits per the Form 5500	$(4,673,916)

SUPPLEMENTAL SCHEDULE

(See Independent Auditors’ Report)

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	COMMON STOCK — Caraustar Industries, Inc.	Common stock, 1,048,050 shares	**	$3,238,476
*	Fidelity Money Market Trust	Fidelity Retirement Money Market Fund, 8,170,578 shares	**	8,170,578
	Fidelity Capital Trust	Fidelity Value Fund, 40,060 shares	**	3,004,872
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 507,159 shares	**	20,235,626
*	Fidelity Investment Trust	Fidelity Managed Income Portfolio Fund, 971,433 shares	**	960,989
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 84,207 shares	**	4,644,838
*	Victory Capital Management, Inc.	Victory Diversified Stock Fund, 1,415,288 shares	**	25,149,667
*	Fidelity Institutional Trust	Spartan U.S. Equity Index Fund, 72,488 shares	**	3,762,148
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 142,214 shares	**	1,628,352
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2000 Fund, 73,756 shares	**	912,361
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund, 332,256 shares	**	4,924,041
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund, 628,107 shares	**	9,930,369
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund, 460,488 shares	**	7,607,265
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund, 379,959 shares	**	3,696,998
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2050 Fund, 27,644 shares	**	315,972
*	Fidelity Investment Trust	Fidelity Balanced Fund, 405,486 shares	**	7,951,589
*	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 221,565 shares	**	4,282,843
*	Fidelity Commonwealth Trust	Fidelity Mid Cap Stock Fund, 210,459 shares	**	6,153,807
	Pacific Investment Management Company	PIMCO Total Return Fund, 630,362 shares	**	6,738,567
	Ariel Funds	Morgan Stanley Small Company Growth — Class B, 70,804 shares	**	877,260
*	Fidelity Puritan Trust	Fidelity Low Priced Stock Fund, 123,146 shares	**	5,064,983
	American Beacon Fund	American Beacon International Equity Fund, 34,025 shares	**	767,612
	Allianz Fund	Allianz NFJ Small Cap Value Fund, 57,552 shares	**	1,703,541
*	PARTICIPANT LOANS — Various plan participants	Interest rates ranging from 5.0% to 10.5%, maturing in 1 to 360 months	**	5,858,278

		Total investments		$137,581,032

*	Indicates a party-in-interest.
**	Cost information is not required to be presented for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Barry A. Smedstad
Date: June 30, 2008		Barry A. Smedstad Vice President Human Resources And Public Relations

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Deloitte & Touche LLP